

Mail Stop 3720

December 5, 2008

Mr. Daniel C. S. Ng
President and CEO
China Digital Media Corporation
2505-06, 25/F, Stelux House,
698 Prince Edward Road East
Kowloon, Hong Kong

Re: China Digital Media Corporation
Item 4.01 Form 8-K
Filed December 2, 2008
File No. 0-30212

Dear Mr. Ng:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K
Item 4.01

1. Revise the second paragraph of Item 4.01 of this Form 8-K to clearly disclose whether the Registrant, or someone on its behalf, consulted with its new auditor, with respect to any of the matters described in Item 304(a)(2) of Regulation S-K, during the two most recent fiscal years *and the subsequent interim period through November 25, 2008*, the date Bongiovanni & Associates, CPA's were engaged.

As appropriate, please file your supplemental response via EDGAR within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Joseph M. Kempf, Senior Staff Accountant, (202) 551-3352.

Sincerely,

Robert S. Littlepage
Accountant Branch Chief